UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from of the issuer named below:

GATX Corporation Salaried Employees Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX Corporation Salaried Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the GATX Corporation Salaried Employees Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 15, 2016
Chicago, Illinois

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments in mutual funds	$56,798,381	$59,908,403
Interest in collective trusts	77,594,242	84,319,187
Interest in GATX Corporation Master Trust	22,585,037	31,537,492
Total investments at fair value	156,977,660	175,765,082
Notes receivable from participants	1,529,176	1,515,446
Employer contribution receivable	74,967	72,349
Net assets reflecting investments at fair value	158,581,803	177,352,877
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(170,407)	(349,791)
Net assets available for benefits	$158,411,396	$177,003,086

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014
Additions
Investment (loss) income:
Net investment (loss) gain from mutual funds	$(1,245,838)	$233,792
Net investment gain from collective trusts	175,179	5,588,180
Net investment (loss) gain from GATX Corporation Master Trust	(7,097,416)	4,343,073
Interest and dividend income	3,097,748	3,021,971
Total investment (loss) income	(5,070,327)	13,187,016
Contributions
Employer contributions	1,618,915	1,547,472
Participant contributions	5,737,488	5,387,953
Rollover contributions	200,079	343,875
Total contributions	7,556,482	7,279,300
Interest income on notes receivable from participants	65,410	68,713
Transfer from GATX Corporation Hourly Employees Retirement Savings Plan	—	75,132
Total additions	2,551,565	20,610,161
Deductions
Benefit payments	21,121,310	13,491,900
Administrative fees	8,659	7,256
Transfer to GATX Corporation Hourly Employees Retirement Savings Plan	13,286	—
Total deductions	21,143,255	13,499,156
Net (decrease) increase	(18,591,690)	7,111,005
Net assets available for benefits at beginning of year	177,003,086	169,892,081
Net assets available for benefits at end of year	$158,411,396	$177,003,086

The accompanying notes are an integral part of these statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan #002

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan established on July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Upon hire, new employees are automatically enrolled in the plan at a 3% contribution rate unless they choose otherwise. Deductions begin after 60 days of employment.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make additional catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
After a participant completes six months of service, the Company may contribute on behalf of the participant a matching contribution of $0.50 for each $1.00 contributed by the participant, up to 6% of the participant's eligible compensation contributed to the Plan. For 2015 and 2014, the Company made matching contributions at this level. At its discretion, the Company may suspend matching contributions or make additional matching contributions for eligible participants. All contributions are made in cash and deposited semimonthly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Vesting
Participants are immediately 100% vested in their account balances.
Payment of Benefits
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").
Accounting Changes
In May 2015, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy investments for which the fair values are estimated using the net asset value practical expedient. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The amendments are to be applied for annual periods beginning after December 15, 2015. As of December 31, 2015, we had $77,594,242 of such investments. The amendments will impact the disclosure in the Plan's notes to the financial statements but will not have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management is currently evaluating the effect that the provisions of ASU 2015-12 will have on the Plan's financial statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Use of Estimates
The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.
Benefit Payments
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 4. Fair Value of Financial Instruments" for further discussion and disclosures related to fair value measurements.
The Fidelity Managed Income Portfolio II invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see "Note 4. Fair Value of Financial Instruments"); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.
4. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.

The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following tables set forth the fair value of the Plan's assets:

	Total December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$13,629,070	$13,629,070	$—	$—
International equities	7,977,689	7,977,689	—	—
Fixed income	11,530,237	11,530,237	—	—
Balanced (life cycle)	23,661,385	23,661,385	—	—
GATX Corporation Master Trust	22,585,037	22,585,037	—	—
Collective trusts:
U.S. equities	49,853,496	—	49,853,496	—
International equities	2,544,096	—	2,544,096	—
Fixed income (Fidelity MIP II)	23,905,956	—	23,905,956	—
Fixed income	1,290,694	—	1,290,694	—
Total investments at fair value	$156,977,660	$79,383,418	$77,594,242	$—

	Total December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$14,331,142	$14,331,142	$—	$—
International equities	8,045,762	8,045,762	—	—
Fixed income	12,205,480	12,205,480	—	—
Balanced (life cycle)	25,326,019	25,326,019	—	—
GATX Corporation Master Trust	31,537,492	31,537,492	—	—
Collective trusts:
U.S. equities	55,804,076	—	55,804,076	—
International equities	2,440,194	—	2,440,194	—
Fixed income (Fidelity MIP II)	24,303,722	—	24,303,722	—
Fixed income	1,771,195	—	1,771,195	—
Total investments at fair value	$175,765,082	$91,445,895	$84,319,187	$—

The following is a description of the valuation techniques and inputs used as of December 31, 2015 and 2014:
Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.
GATX Corporation Master Trust: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX Corporation Master Trust allows for daily trades into and out of the fund. The value of a unit reflects the combined quoted market price of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund and valued at quoted market prices, which represent the NAV's of shares held at year-end. At December 31, 2015 and 2014, the value of a unit was $32.37 and $42.33.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by the administrator of the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded in an active market. There are no unfunded commitments, restrictions on redemption frequency, or advance notice periods required for redemption for any of the collective trusts. The funds are designed to deliver safety and stability by preserving principal and accumulated earnings.
Fidelity Managed Income Portfolio II (Fidelity MIP II): Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at NAV, which is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan's interest in the Fidelity MIP II is presented at fair value on the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
5. Investments
Except for investments held in the GATX Corporation Master Trust (see "Note 6. GATX Corporation Master Trust"), the Plan held the following individual investments representing 5% or more of the Plan's net assets available for benefits:

	December 31
	2015	2014
Fidelity Managed Income Portfolio II **	$23,905,956	$24,303,722
NT S&P 500 Index	20,291,150	22,935,272
T. Rowe Price Growth Stock Fund - Advisory Class	13,629,070	14,331,142
PIMCO Total Return Fund - Institutional Class	11,530,237	12,205,480
NT Collective Russell	10,820,770	12,699,626
Fidelity Small Capitalization	9,514,120	9,821,495
NT S&P 400 Index	9,227,456	10,347,683
Fidelity Diversified International Fund K	7,977,689	*
_____________
(*) Below 5% threshold.
(**) The contract values were $23,735,549 and $23,953,931 at December 31, 2015 and 2014.

6. GATX Corporation Master Trust
The GATX Corporation Master Trust includes assets of the Plan and those of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's interest in the master trust is stated at the Plan's equity in the net assets of the master trust at December 31, 2015 and 2014. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.
The GATX Corporation Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to each plan’s beneficial interest in the GATX Corporation Master Trust, income and expenses resulting from the collective investment assets of the GATX Corporation Master Trust.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

A summary of the net assets and the changes in net assets of the GATX Corporation Master Trust is as follows:

	December 31
	2015	2014
Assets
Money market fund	$238,961	$240,934
GATX common stock	23,339,866	32,454,401
Other receivables	26,752	121,817
Liabilities
Other payables	7,573	372
Net assets	$23,598,006	$32,816,780

	Years Ended December 31
	2015	2014
Additions
Transfers In	$3,446,121	$2,375,645
Interest and dividend income	16,248	17,579
	3,462,369	2,393,224
Deductions
Transfers Out	(5,273,371)	(7,228,529)
Net (depreciation) appreciation in fair value of common stock	(7,407,772)	4,488,543
	(12,681,143)	(2,739,986)

Net decrease	(9,218,774)	(346,762)
Net assets at beginning of year	32,816,780	33,163,542
Net assets at end of year	$23,598,006	$32,816,780

The Plan held a 95.7% and 96.1% interest in the GATX Corporation Master Trust as of December 31, 2015 and 2014.

7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$158,411,396	$177,003,086
Net adjustment from fair value to contract value for fully benefit-responsive contracts	170,407	349,791
Net assets available for benefits per Form 5500	$158,581,803	$177,352,877

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following is a reconciliation of net increase in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in plan assets per the financial statements	$(18,591,690)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	170,407
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(349,791)
Net decrease in plan assets per the Form 5500	$(18,771,074)

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 21, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator takes all necessary steps, if any, to ensure the Plan, as amended, maintains its qualified status and the related trust remains tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
9. Party-in-Interest Transactions
The Plan holds units of collective trusts and shares of a money market fund, which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company and provides participant loans. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
10. Subsequent Events
Effective April 1, 2016, the GATX Stock Fund was frozen to new investments. A participant may divest any portion of his or her account balance invested in the GATX Stock Fund and reinvest such accounts in any other plan investment option. Restrictions may apply to a participant’s ability to transfer account balances from the GATX Stock Fund pursuant to the Company’s insider trading policy.

Supplemental Schedule

GATX Corporation Salaried Employees Retirement Savings Plan
EIN 36-1124040
Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issuer/Description of Issue	Shares/Units	Current Value
Fidelity Management Trust Company:
Fidelity Managed Income Portfolio II*	23,735,549	$23,905,956
NT S&P 500 Index	72,629	20,291,150
T. Rowe Price Growth Stock Fund – Advisory Class	253,989	13,629,070
PIMCO Total Return Fund – Institutional Class	1,145,009	11,530,237
NT Collective Russell	916,197	10,820,770
Fidelity Small Capitalization*	477,608	9,514,120
NT S&P 400 Index	43,285	9,227,456
Fidelity Diversified International Fund K*	227,999	7,977,689
Vanguard Target Return 2020	176,565	4,793,751
Vanguard Target Return 2030	148,368	4,112,768
Vanguard Target Return 2025	206,585	3,226,850
Vanguard Target Return 2015	205,145	2,919,214
Fidelity Select International Small Capitalization*	142,418	2,095,474
Vanguard Target Return 2040	70,566	2,007,604
Vanguard Target Return 2035	100,423	1,691,126
Vanguard Target Return Inc.	116,484	1,450,227
Vanguard Target Return 2050	45,321	1,291,197
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	101,049	1,290,694
Vanguard Target Return 2045	70,517	1,253,794
Vanguard Target Return 2010	24,944	620,618
BlackRock ACWI EX-US	41,143	448,622
Vanguard Target Return 2055	5,361	165,277
Vanguard Target Return 2060	4,739	128,959
Participant loans (4.25% to 9.25% interest rates, various maturities)*		1,529,176
		$135,921,799
_________________
(*) Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION SALARIED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ James M. Conniff
James M. Conniff
Senior Vice President, Human Resources
June 15, 2016

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm